April 5, 2010

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 26, 2010
File No. 0-5965

Dear Ms. Blye:

We have reviewed your letter of March 23, 2010, commenting on certain disclosures made by Northern Trust Corporation (“Northern Trust” or “Corporation”) in its Form 10-K for the fiscal year ended December 31, 2009 and its 2009 annual report to shareholders. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2009 and 2009 Annual Report to Shareholders

General

1.

We note disclosure on pages 1 and 35 of your 10-K and pages 23 and 32 of your 2009 annual report to shareholders that your geographic segments include the Middle East and Africa. Iran, Syria and Sudan, companies [countries] generally understood to be included in references to the Middle East are identified by the

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

April 5, 2010

State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, affiliates or other direct or indirect arrangements. Your response should describe any services or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.	Please discuss the materiality of any contacts with Iran, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative facts that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

(A) We have provided no technology to these countries or their governments and we have no agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments, and we do not anticipate doing so in the future.

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

April 5, 2010

(B) We have provided no services to the governments of these countries, and we do not anticipate doing so in the future.

(C) With respect to contacts with and services to these countries, we have no offices, clients or accounts in Iran, Syria or Sudan. Certain of our clients will, however, on occasion ask us to send payments into these jurisdictions, or receive payments originating in them. Like other large global financial institutions, we maintain and implement policies and programs designed to comply with all applicable sanctions laws and regulations administered by the Office of Foreign Assets Control (OFAC), including those directed against Iran, Sudan and Syria. We are in frequent dialogue with our Federal functional regulator concerning these screening systems and compliance procedures. Our compliance procedures and screening systems allow us to block or freeze prohibited payments as required while allowing payments that are permitted under applicable laws and regulations to be made—for example, properly licensed humanitarian aid to Darfur. These permitted payments constitute our sole contacts with these countries. We do not view these transactions as presenting a material investment risk for our security holders.

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

April 5, 2010

If you have any questions regarding this letter, please call William L. Morrison at 312/444-5328 or Joyce M. St. Clair at 312/630-6636.

Very truly yours,

/s/ William L. Morrison
William L. Morrison
Executive Vice President and
Chief Financial Officer

/s/ Joyce M. St. Clair
Joyce M. St. Clair
Executive Vice President and
Head of Corporate Risk Management

cc: Jennifer Hardy